Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT OF TERMINATION OF AMERICAN

DEPOSITARY RECEIPT FACILITY

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 13 January 2023 in relation to the Company’s voluntary delisting of its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and deregistration of such ADSs and underlying overseas listed shares of the Company (the “H Shares”) under the U.S. Securities Exchange Act of 1934, as amended.

The last day of trading of the Company’s ADSs on the NYSE was 2 February 2023 (U.S. Eastern time) and the delisting of the Company’s ADSs has taken effect on 3 February 2023 (U.S. Eastern time).

On 3 February 2023 (U.S. Eastern time), The Bank of New York Mellon (the “Depositary”), the depositary for the Company’s ADSs, provided notice (the “Termination Notice”) to all holders of the Company’s ADSs that the termination of the American Depositary Receipt Facility of the Company (the “ADR Facility”) will become effective at 5:00 PM on 6 March 2023 (U.S. Eastern time). The Company hereby confirms that its ADR Facility has been terminated at 5:00 PM on 6 March 2023 (U.S. Eastern time). The Company does not intend to seek a listing or registration on a national securities exchange in the U.S. or quotation of the H Shares in the U.S. after the termination of its ADR Facility and the deregistration of its ADSs and the underlying H Shares. H Shares of the Company will continue to be traded on The Stock Exchange of Hong Kong Limited.

Holders of ADSs will be able to surrender their ADSs to the Depositary for cancellation and to take delivery of the underlying H Shares at any time prior to 7 July 2023, with each ADS surrendered to be exchanged into 50 H Shares of the Company in accordance with the provisions of the Amended and Restated Deposit Agreement entered into by and among the Company, the Depositary and the owners and holders of ADSs and the terms and conditions of the ADSs. After 7 July 2023, the Depositary may sell the H Shares represented by the then outstanding ADSs and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the owners of ADSs that have not been surrendered.

For more information regarding the termination of the ADR Facility, please refer to the Termination Notice available at https://www.adrbnymellon.com/files/ad1119394.pdf.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

7 March 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

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